UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Penwest Pharmaceuticals Co.

(Name of Subject Company)

Penwest Pharmaceuticals Co.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

709754105

(CUSIP Number of Class of Securities)

Jennifer L. Good

President and Chief Executive Officer

Penwest Pharmaceuticals Co.

2981 Route 22

Suite 2

Patterson, New York

(877) 736-9378

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Stuart M. Falber, Esq.

Michael J. LaCascia, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment

This Amendment No. 1 (“Amendment No. 1”) amends the Solicitation/Recommendation Statement on Schedule 14D-9, as originally filed with the Securities and Exchange Commission (“SEC”) on August 20, 2010 (the “Schedule 14D-9”) by Penwest Pharmaceuticals Co., a Washington corporation (“Penwest” or the “Company”). The Schedule 14D-9 and this Amendment No. 1 relate to the tender offer by West Acquisition Corp., a Delaware corporation (“Merger Sub”) and an indirect wholly-owned subsidiary of Endo Pharmaceuticals Holdings Inc., a Delaware corporation (“Parent”), as disclosed in a Tender Offer Statement on Schedule TO, dated August 20, 2010 (together with the exhibits thereto, as amended and supplemented from time to time, the “Schedule TO”), pursuant to which Merger Sub is offering to purchase all of the issued and outstanding shares of Penwest common stock at a price per share of $5.00, net to the holder thereof in cash, without interest thereon (the “Offer Price”), subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 20, 2010 (the “Offer to Purchase”) and amended on September 3, 2010 (the “Amendment”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9. The Amendment is filed as Exhibit (a)(13) to this Amendment No. 1.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 9, 2010 (as such agreement may be amended and in effect from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and Penwest. The Merger Agreement provides, among other things, that following Merger Sub’s acceptance for payment of shares of Penwest common stock pursuant to the Offer, and subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into Penwest (the “Merger”) in accordance with the Washington Business Corporation Act (the “WBCA”) and the General Corporation Law of the State of Delaware (the “DGCL”). As a result of the Merger, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Penwest common stock that is not tendered pursuant to the Offer will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price (other than shares of Penwest common stock that are held by Parent or any direct or indirect wholly-owned subsidiary of Parent and shares held by Penwest shareholders, if any, who properly exercise their dissenters’ rights under the WBCA). Following the Effective Time, Penwest will continue as an indirect wholly-owned subsidiary of Parent.

Capitalized terms used, but not otherwise defined, in this Amendment No. 1 shall have the meanings given in the Schedule 14D-9. All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 1 except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3(b) of the Schedule 14D-9 is amended by inserting the following sentence at the end of the first full paragraph under the heading “Shareholder Tender Agreements” on page 8:

“The Shareholder Tender Agreement entered into between Endo and Perceptive Life Sciences Master Fund (“Perceptive”) on August 9, 2010 inadvertently included 925,000 shares issuable upon exercise of certain warrants that Perceptive had previously beneficially owned, but had transferred in 2008. Upon discovery of this error, the Perceptive Shareholder Tender Agreement was amended on August 20, 2010 to reflect Perceptive’s correct beneficial ownership in Penwest.”

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Item 4(b) of the Schedule 14D-9 is amended by amending and restating the first sentence of the second full paragraph of such Item on page 12 as follows:

“Shortly after the certification of the election of these three new directors, on July 6, 2010, the new Board met telephonically and adopted new operating priorities for Penwest consistent with the 2009 wind down proposal.”

Item 4(b) of the Schedule 14D-9 is further amended by inserting the following sentence at the end of the first full paragraph on page 13:

“During this call, Ms. Good noted the Company’s position that Endo’s development of the TRF Product was a violation of the exclusivity provisions of the Amended and Restated Strategic Alliance Agreement. Ms. McHugh noted Parent’s position that Endo’s development of the TRF Product was not a violation of the exclusivity provisions of the Amended and Restated Strategic Alliance Agreement.”

Item 4(b) of the Schedule 14D-9 is further amended by inserting the following at the end of the sixth full paragraph on page 13:

“At the conclusion of this meeting, the Board instructed Ms. Good to begin price negotiations at $6.50 per share in cash, which the Board believed to be an appropriate negotiation starting point designed to increase the price from Parent’s opening proposal and to gauge the interest of Parent in acquiring Penwest. Following this meeting, management provided revised projections to BofA Merrill Lynch. Specifically, management revised its projections with respect to A0001 that originally had been prepared on the assumption that the Company would develop and commercialize A0001 on its own. The revised projections assume that the Company would not develop A0001 beyond the ongoing Phase II clinical trials and would instead seek a licensing partner to develop and commercialize A0001.”

Item 4(b) of the Schedule 14D-9 is further amended by amending and restating the fourth sentence of the first full paragraph on page 14 as follows:

“Mr. Levin indicated that Parent would be willing to consider a spin-out of Penwest’s assets in its drug delivery business and its assets related to its A0001 product candidate, so long as such spin-out could be done at no cost to Parent and not unduly delay or complicate the transaction.”

Item 4(b) of the Schedule 14D-9 is further amended by inserting the following new third sentence in the second full paragraph on page 14:

“In evaluating the spin-off proposal, the Board considered the financial forecasts prepared by management relating to the assets in its drug delivery business and its assets related to its A0001 product candidate.”

Item 4(b) of the Schedule 14D-9 is further amended by amending and restating the second sentence of the fourth full paragraph on page 14 as follows:

“After a lengthy discussion, which included discussions regarding the cost and complexity of a spinoff by Penwest of its assets, including the potential impact on the timing and complexity of a transaction with Endo, the potential tax implications to Penwest’s shareholders of a spinoff, the costs of forming and operating a new public company, and the viability of financing such a new entity, the Board authorized Ms. Good to advise Parent that Penwest would be willing to proceed with negotiations with respect to an acquisition of the Company at a price of $5.00 per share in cash, which price the Board believed included fair value for the Company’s assets, including Opana ER, the potential value of a claim under the Amended and Restated Strategic Alliance Agreement, the drug delivery business, A0001, cash and the Company’s tax net operating losses.”

Item 4(c) of the Schedule 14D-9 is amended by amending and restating the fourth first-level bullet on page 16 as follows:

•

“its belief that the Offer and the Merger were more favorable to Penwest shareholders than any other alternative reasonably available to Penwest and its shareholders, including the alternative of remaining a stand-alone, independent company or of winding down Penwest over time;”

Item 4(c) of the Schedule 14D-9 is further amended by amending and restating the eighth first-level bullet on page 16 as follows:

•

“the risks and uncertainties associated with any potential dispute under the Amended and Restated Strategic Alliance Agreement with respect to the TRF Product, including the likelihood of success of any dispute resolution proceedings, the cost and other resources that would need to be devoted to such proceedings, the impact on the Company’s relationship with its primary strategic partner of such proceedings and the length of time involved in pursuing such proceedings, particularly given the potential impact of the anticipated introduction of generic Opana ER in 2013 and of the TRF Product;”

Item 4(c) of the Schedule 14D-9 is further amended by inserting the following new ninth first-level bullet on page 16:

•

“the risks and uncertainties under the Amended and Restated Strategic Alliance Agreement relating to the TRF Product, including the potential negative impact on Opana ER and the royalties payable to the Company under the Amended and Restated Strategic Alliance Agreement, because the Amended and Restated Strategic Alliance Agreement only contemplates royalties to the Company based on sales of Opana ER and does not address royalties on an oxymorphone product that is neither formulated with the Company’s TIMERx technology nor covered by Penwest’s patents;”

Item 4(d) of the Schedule 14D-9 is amended by inserting the following sentence at the end of the first full paragraph on page 19:

“Our management did not prepare its own valuations of Penwest, including what Penwest may be worth assuming an illustrative liquidation of its assets.”

Item 4(d) of the Schedule 14D-9 is further amended as follows:

With respect to the material assumptions underlying the financial forecasts on page 19, the first set of assumptions relating to Opana ER (both U.S. and Ex U.S.) are amended and restated as follows:

The third sub-bullet is amended and restated as follows:

•	“Probability adjusted for potential introduction by Endo of the TRF Product as follows:

Assumed Date of TRF Product Launch	Assumed Probability of Outcome
January 2012	40%
July 2011	40%
No launch	20%

Management of the Company used its judgment in selecting the foregoing dates and probabilities based in large part on the likelihood and estimated timing of FDA approval of the TRF Product”

The fourth sub-bullet is amended and restated as follows:

•

“The level of market acceptance of the TRF Product over the first three years of launch similar to the level of market acceptance of Opana ER during the first three years after its launch given that the TRF Product contains the same oxymorphone compound as Opana ER although in a different formulation, will likely have a similar indication and will be marketed by the same marketing partner, Parent”

With respect to the assumptions relating to the Company’s TIMERx franchise the second sub-bullet is amended and restated as follows:

•

“50% probability of approval and commercial sale of products under collaborations, as determined based on the stage of development of the lead compound under collaboration and the lower risk profile of a compound that is a reformulation of a marketed compound as opposed to the risk of development of a new compound”

With respect to the assumptions relating to the A0001 Program:

(i) the second sub-bullet is amended and restated as follows:

•

“Assumes $5 million in up-front payments, $2 million payment upon approval in 2013, probability adjusted, and 1% net royalty upon product launch in 2014, probability adjusted, based on comparable industry licensing transactions for Phase II product development candidates after taking into account the Company’s financial obligations to its development partner”

(ii) the fourth sub-bullet is amended and restated as follows:

•	“20% probability of approval and commercial sale of product, as determined based on an industry study of the likelihood of success of compounds at various stages of development”

Item 4(d) of the Schedule 14D-9 is further amended by amending and restating the row entitled “Tax Benefit ($)” under the heading “Net Operating Losses” on page 20 as follows to provide data relating to years 2028 and 2029:

2010	2011	2012	2013	2014-2027 annually	2028	2029
10.7	6.1	2.5	1.4	1.1	0.2	—

Item 4(d) of the Schedule 14D-9 is further amended by amending and restating the row entitled “Corporate Expenses ($)” under the heading “Corporate Overhead” on page 20 as follows to correct a typographical error in the data found under the column headed 2018:

2010	2011	2012	2013	2014	2015	2016	2017	2018
(5.8)	(6.0)	(6.2)	(6.5)	(6.7)	(7.0)	(7.3)	(7.6)	(7.9)

Item 4(d) of the Schedule 14D-9 is further amended by inserting the following definition of the term “Unlevered Free Cash Flow” following the table found on page 20:

“For these purposes, ‘Unlevered Free Cash Flow’ shall mean the Company’s tax-affected EBIT (earnings before interest and taxes) after adjusting for non-cash items, including stock-based compensation charges, depreciation and amortization.”

Item 4(f) of Schedule 14D-9 is amended as follows:

1. Inserting a new sentence under the heading “Sum-of-the-Parts Discounted Cash Flow Financial Analysis,” which starts on page 23, as follows:

“In deriving discount rates ranging from 10.0% to 12.0% for purposes of this analysis, BofA Merrill Lynch considered, among other things, estimates of the Company’s weighted average cost of capital derived by BofA Merrill Lynch based on the capital asset pricing model and taking into account certain financial metrics for the United States equity markets generally, the Company specifically and for selected publicly traded companies (Pain Therapeutics, Inc., Pozen Inc., Durect Corporation, DepoMed, Inc., Alexza Pharmaceuticals, Inc. and Labopharm Inc.), as it deemed appropriate in its professional judgment and experience. BofA Merrill Lynch applied perpetuity growth rates ranging from negative 15% to negative 5% for each of the franchises based on its judgment and experience and the Company management’s view of the growth prospects of each franchise after each respective projection period in light of anticipated generic competition for each franchise. The free cash flow forecast used for purposes of this analysis was not reduced to reflect non-cash items such as stock-based compensation expense, amortization and depreciation.”

2. Inserting the name of the research analyst firm under the heading “Discounted Analyst Price Target” on page 25, as follows:

“BofA Merrill Lynch applied discount rates ranging from 10.0% to 12.0% to the $5.00 12-month price target for shares of Penwest common stock published by the sole equity research analyst (BMO Capital Markets Corp.) that covers the Company. This analysis indicated implied present values based on this price target ranging from $4.46 to $4.55 per share of Penwest common stock, as compared to the Offer Price of $5.00 per share.”

3. Amending and restating the table under the heading “Premiums Paid on Selected Precedent Transactions” on page 25 and the first two paragraphs under such table as follows:

“BofA Merrill Lynch reviewed the premiums paid in the following 14 selected transactions that it deemed relevant involving companies in the pharmaceutical industry:

Announcement Date	Acquiror	Target	Premium to 1-Day Stock Price Prior to Announcement		Premium to 30-Day Average Stock Price Prior to Announcement
09/03/09	Dainippon Sumitomo Pharma Co. Ltd.	Sepracor Inc.	27.6	%(1)	26.5%
07/14/09	Hisamitsu Pharmaceutical Co.	Noven Pharmaceuticals Inc.	22.4%		23.7%
01/05/09	Endo Pharmaceuticals Holdings Inc.	Indevus Pharmaceuticals Inc.	45.2%		62.0%
09/01/08	Shionogi & Co. Ltd.	Sciele Pharma, Inc.	60.9%		56.0%
08/22/08	King Pharmaceuticals Inc.	Alpharma Inc.	37.3%		38.0%
06/23/08	Stiefel Laboratories, Inc.	Barrier Therapeutics, Inc.	135.8%		73.1%
02/26/08	Galderma Laboratories, Inc.	CollaGenex Pharmaceuticals, Inc.	29.7%		33.3%
12/10/07	Reckitt Benckiser Group PLC	Adams Respiratory Therapeutics, Inc.	37.4%		40.0%
11/29/07	TPG Partners V, L.P.	Axcan Pharma Inc.	30.0%		30.6%
10/30/07	Nycomed US, Inc.	Bradley Pharmaceuticals, Inc.	25.0%		17.9%
10/23/06	Stiefel Laboratories, Inc.	Connetics Corp.	49.4%		62.1%
11/06/06	Abbott Laboratories	Kos Pharmaceuticals, Inc.	55.7%		59.1%
06/23/05	Salix Pharmaceuticals, Inc.	InKine Pharmaceuticals Company	63.6%		61.2%
04/19/05	Jazz Pharmaceuticals, Inc.	Orphan Medical, Inc.	25.7%		18.8%
		Mean	46.1%		43.0%
		Median	37.3%		39.0%

(1)	One-day premium for Sepracor reflects premium against trading price as of 9/1/09. Premium to actual one day close on 9/2/09 is 0.9%.

Although none of the companies, businesses or transactions used in this analysis is directly comparable to the Company or the Offer or the Merger, the selected transactions were chosen primarily because they involved target companies that were publicly traded specialty pharmaceutical companies with marketed branded pharmaceutical products that BofA Merrill Lynch, in its judgment and experience, determined, for purposes of this analysis, to be similar to the Company.

BofA Merrill Lynch reviewed the premiums paid in these transactions over the average of the closing prices for the target company’s shares over the 30 days immediately prior to the public announcement of the transactions. Based on this review and its judgment and experience, BofA Merrill Lynch applied a range of selected premiums of 30.0% to 60.0% to the average of the closing prices for shares of Penwest common stock over the one month period immediately prior to August 9, 2010, the date of announcement of the Offer and the Merger, and derived an implied range of prices for shares of Penwest common stock as set forth in the table below. This analysis indicated implied prices ranging from $4.43 to $5.45 per share of Penwest common stock, as compared to the Offer Price of $5.00 per share.”

4. Amending and restating the disclosure under the heading “Other Factors” on page 26, as follows:

“In rendering its opinion, BofA Merrill Lynch also reviewed and considered other factors, including the following:

Offer Price Implied Premia

BofA Merrill Lynch reviewed and considered the implied premia of the Offer Price to the average of the closing prices for shares of Penwest common stock over various periods ending on August 6, 2010. The results of this review are set forth in the table below:

Period Ending 08/06/10:	Average Closing Price Over Period	Implied Premia of Offer Price ($5.00 per share)
08/06/10 Closing	$4.21	18.8%
1-Week	$3.73	34.0%
30-Day	$3.41	46.8%
60-Day	$3.40	47.1%
90-Day	$3.32	50.5%

Implied Transaction Multiples

BofA Merrill Lynch calculated and reviewed transaction multiples for the Company based on the ratio of the implied transaction value (“Implied Transaction Value”) to the Company’s estimated fiscal year 2010 and 2011 revenue and earnings before interest, taxes, depreciation, amortization and non-cash stock based compensation (“EBITDA”) based on the Company Forecasts and estimates of the Company’s future financial performance published as of August 4, 2010 by the sole equity research analyst (BMO Capital Markets Corp.) that covers the Company. For purposes of its analysis, BofA Merrill Lynch calculated the Implied Transaction Value by multiplying the Offer Price by the number of fully-diluted shares of Penwest common stock outstanding and subtracting management’s estimate of the Company’s net cash position as of September 30, 2010. The results of this review are set forth in the table below:

	Implied Transaction Value/Revenue	Implied Transaction Value/EBITDA
Company Forecasts
2010E	3.15x	4.9x
2011P	2.92x	3.3x
Research Analyst Estimates
2010E	3.07x	4.8x
2011P	2.60x	3.4x

Historical Trading Share Prices

BofA Merrill Lynch also compared the Offer Price to the highest and lowest closing trading price for shares of Penwest common stock ($4.21 and $1.93, respectively) during the 52-week period ending on August 6, 2010.

BofA Merrill Lynch did not perform a publicly traded comparable companies analysis in connection with the rendering of its opinion, because BofA Merrill Lynch determined, in its judgment and experience, that other publicly traded companies in the specialty pharmaceutical industry do not have operating and financial characteristics sufficiently similar to those of the Company to allow for the performance of a publicly traded comparable companies analysis that would yield meaningful results.”

5. Amending and restating the disclosure in the last two paragraphs under the heading “Miscellaneous” beginning on page 26, as follows:

“BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to the Company and have received or in the future may receive compensation for the rendering of these services, including having acted as placement agent in connection with a private placement in March 2008 by the Company of 8.14 million units (each unit consisting of one share of Penwest common stock and one warrant to purchase one-half share of Penwest common stock) for a purchase price of $3.0825 per unit, or gross proceeds of approximately $25.1 million. Since January 1, 2008 through July 31, 2010, BofA Merrill Lynch and its affiliates have received aggregate revenues from Penwest for corporate, commercial and investment banking services unrelated to the Offer and the Merger of approximately $1.3 million.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Parent and its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as lender under certain credit facilities of Parent and its affiliates (including a $300 million, three-year senior secured revolving credit facility of Parent entered into in October 16, 2009), and (ii) having provided or providing certain treasury management products and services to certain affiliates of Parent. Since January 1, 2008 through July 31, 2010, BofA Merrill Lynch and its affiliates have received aggregate revenues from Parent and its affiliates for corporate, commercial and investment banking services unrelated to the Merger of approximately $3 million, a portion of which was paid to BofA Merrill Lynch and its affiliates by entities prior to such entities becoming affiliates of Parent.”

ITEM 8.	ADDITIONAL INFORMATION.

The portion of Item 8 of the Schedule 14D-9 entitled “Legal Proceedings,” which begins on page 28, is hereby amended and restated in its entirety as follows:

“On August 11, 2010, Steve Jackson, a purported holder of shares of Penwest common stock, filed a lawsuit allegedly on behalf of a putative class of holders of the shares of Penwest common stock in the Superior Court of Washington in and for King County, Case No. 10-2-29162-8-SEA (the “Jackson Action”). On August 31, 2010, Steve Jackson filed an amended complaint. The Jackson Action names as defendants Penwest, the members of Penwest’s board of directors, Tang Capital, Perceptive and Parent. The Jackson Action challenges the proposed merger between Penwest and Parent (the “Proposed Merger”) and generally alleges, among other things, that Penwest and its board of directors violated various fiduciary duties in approving the Proposed Merger and that Penwest, Parent, Perceptive, and Tang Capital aided and abetted such alleged violations. In particular, the Jackson Action alleges, among other things, that: (i) the consideration offered in the Proposed Merger is unfair because the intrinsic value of Penwest common stock is in excess of the implied value of the Proposed Merger consideration; (ii) the defendants have “locked up” the Proposed Merger by agreeing to deal protection devices including a no-solicitation provision, a matching rights provision, a $5 million termination fee, and Shareholder Tender Agreements; (iii) the defendants have material conflicts of interest and are acting to better their own interests at the expense of Penwest’s public shareholders because the defendants hold restricted stock awards that will vest upon consummation of the Proposed Merger; and (iv) the defendants failed to disclose complete and material information in the Schedule 14D-9 regarding the decisions of Penwest’s board of directors leading up to the Proposed Merger and financial information that the Penwest shareholders need to fully consider the merits of the Proposed Merger.

With respect to the information concerning the events leading up to the Proposed Merger, the Jackson Action alleges that the defendants failed to fairly and accurately disclose in the Schedule 14D-9: (i) the bases for the $6.50 starting point for negotiations and Penwest and Parent’s subsequent agreement to a $5.00 price; (ii) the discussions regarding a potential spinoff of Penwest’s development assets and analysis thereof; (iii) the discussions regarding the value of the dispute surrounding the value of Penwest’s exclusive rights under the Amended and Restated Strategic Alliance Agreement and an analysis of the same; (iv) the bases for the Penwest board’s direction to Penwest management to change its projections after BofA Merrill Lynch’s Sum-of-the-Parts Discounted Cash Flow Financial Analysis and what those changes were; (v) the unresolved issues in the Merger Agreement before the parties executed it; (vi) alternative strategies considered by the Penwest board; and (vii) alleged conflicts of interest inherent in the process leading up to the Proposed Merger.

With respect to the financial information regarding the Proposed Merger, the Jackson Action alleges that the defendants failed to fairly and accurately disclose in the Schedule 14D-9: (i) details concerning potential conflicts of interest with BofA Merrill Lynch, including fees received by BofA Merrill Lynch for services to Parent and scope of their prior relationship; (ii) the projections and underlying data included in BofA Merrill Lynch’s analysis; (iii) the basis for inputs, selection criteria, and assumptions in the Sum-of-the-Parts Discounted Cash Flow Financial Analysis performed by BofA Merrill Lynch; (iv) information about BofA Merrill Lynch’s Discounted Analyst Price Target analysis; (v) information about BofA Merrill Lynch’s Premiums Paid on Selected Precedent Transactions analysis; and (vi) Penwest management’s valuation and assessment of the Company, its sum-of-the-parts analysis, and Penwest’s stand-alone prospects.

The plaintiff in this lawsuit seeks, among other things, to enjoin the Proposed Merger, and to direct defendants to account for the damages sustained by the plaintiff as a result of the alleged wrongs. The plaintiff further seeks the costs of the action, including reasonable attorneys’ fees and such other relief as the court deems just and proper. Penwest, its board of directors, Parent, Tang Capital and Perceptive believe that the aforementioned lawsuit is entirely without merit and intend to vigorously defend this action. To that extent, Penwest and Parent have moved to dismiss the Jackson Action for failure to state a claim.

The foregoing description of the Jackson Action is qualified in its entirety by reference to Exhibit (e)(21) hereto.

In addition, on August 12, 2010, Steve Welsch, a purported holder of shares of Penwest common stock, filed a lawsuit allegedly on behalf of a putative class of holders of the shares of Penwest common stock in the Supreme Court of the State of New York, County of Putnam, Index No. 2509/2010 (the “Welsch Action”). The Welsch Action names as defendants Penwest, the members of Penwest’s board of directors, Parent and Merger Sub. The Welsch Action challenges the Proposed Merger and generally alleges, among other things, that Penwest and its board of directors violated various fiduciary duties in approving the Proposed Merger and that Parent aided and abetted such alleged violations. In particular, the Welsch Action alleges, among other things, that (i) the consideration offered in the Proposed Merger is unfair because the intrinsic value of Penwest common stock is in excess of the implied value of the Proposed Merger consideration; and (ii) the defendants have “locked up” the Proposed Merger by agreeing to deal protection devices including a no-solicitation provision, a matching rights provision, a $5 million termination fee, and Shareholder Tender Agreements. The plaintiff in this lawsuit seeks, among other things, to enjoin the Proposed Merger, and to direct defendants to account for the damages sustained by the plaintiff as a result of the alleged wrongs. The plaintiff further seeks the costs of the action, including reasonable attorneys’ fees and such other relief as the court deems just and proper. Penwest, its board of directors, Parent, and Merger Sub believe that the aforementioned lawsuit is entirely without merit and intend to vigorously defend this action. To that extent, Parent has moved to dismiss the Welsch Action for failure to state a claim. Parent has also moved to dismiss or stay the Welsch Action in favor of the Jackson Action.

The foregoing description of the Welsch Action is qualified in its entirety by reference to Exhibit (e)(22) hereto.

In addition, on August 18, 2010, Robert Steinmetz, a purported holder of shares of Penwest common stock, filed a lawsuit allegedly on behalf of a putative class of holders of the shares of Penwest common stock in the Supreme Court of the State of New York, County of Putnam, Index No. 2561/2010 (the “Steinmetz Action”). On August 25, 2010, Robert Steinmetz filed an amended complaint. The Steinmetz Action names as defendants Penwest, the members of Penwest’s board of directors, Parent and Merger Sub. The Steinmetz Action also challenges the Proposed Merger and generally alleges, among other things, that Penwest and its board of directors violated various fiduciary duties in approving the Proposed Merger and that Parent aided and abetted such alleged violations. The Steinmetz Action also includes various alleged disclosure violations. In particular, the Steinmetz Action alleges, among other things, that: (i) the consideration offered in the Proposed Merger is unfair because the intrinsic value of Penwest common stock is in excess of the implied value of the Proposed Merger consideration; (ii) the defendants have “locked up” the Proposed Merger by agreeing to deal protection devices including a no-solicitation provision, a matching rights provision, a $5 million termination fee, and Shareholder Tender Agreements; (iii) the defendants have material conflicts of interest and are acting to better their own interests at the expense of Penwest’s public shareholders because the defendants hold restricted stock awards that will vest upon consummation of the Proposed Merger; (iv) the Proposed Merger was the result of a flawed process because the Company failed to seek out other acquirors, conduct an auction or market check, and because the negotiations with Parent were undertaken solely by the Company’s President and Chief Executive Officer; and (v) the defendants failed to disclose complete and material information on the Schedule 14D-9 regarding the decisions of Penwest’s board of directors leading up to the Proposed Merger and financial information that the Penwest shareholders need to fully consider the merits of the Proposed Merger.

With respect to the information concerning the events leading up to the Proposed Merger, the Steinmetz Action alleges that the defendants failed to fairly and accurately disclose in the Schedule 14D-9: (i) material information concerning the implications of the TRF Product on the Amended and Restated Strategic Alliance Agreement; (ii) different views expressed by Parent and Penwest regarding the implications of the TRF product on the Amended and Restated Strategic Alliance Agreement; (iii) potential solutions discussed by Penwest and Parent as to their differing views; (iv) the value to Penwest shareholders if the Penwest board successfully asserted its position; (v) the reasons the Penwest board determined not to pursue each solution or assert its position, but rather agreed to pursue a sale to Parent; (vi) the alternative structures involving a potential spinoff of Penwest’s development assets and other potential solutions discussed by the Penwest board; (vii) a description of the assets proposed in Parent’s $4.50 per share plus spinoff proposal; (viii) the “cost and complexity” of the spinoff reviewed by the Penwest board; (ix) whether the Penwest board attributed a value to the spinoff, and if so, what the value was; (x) whether the Penwest board reviewed or considered any financial analysis to determine the value of the spinoff, and if so, the source and results of such analysis; and (xi) the reasons the Penwest board determined to wind down certain aspects of the Company’s operations and return capital to Penwest’s shareholders.

With respect to the financial information regarding the Proposed Merger, the plaintiff in the Steinmetz Action alleges that the defendants failed to accurately disclose in the Schedule 14D-9: (i) material information concerning the projections prepared by Penwest management and provided to its financial advisor, BofA Merrill Lynch, and used by BofA Merrill Lynch in rendering its fairness opinion; (ii) the probability adjustment made to the Opana ER forecasts, (iii) details regarding Penwest management estimates of additional operating income derived under the Amended and Restated Strategic Alliance Agreement; (iv) the reasons and criteria used to make the assumption underlying Penwest’s Opana ER forecasts that the level of market acceptance of the TRF Product over the first three years of launch would be similar to the level of market acceptance of Opana ER during the three years after its launch; (v) the criteria used to assume a 50% probability of approval and commercial sale of products under collaborations in the TIMERx franchise forecasts; (vi) the amount of payments expected to be received, as well as the criteria for determining an approval due in 2013 and a launch date of 2014 for the A0001 Program forecasts; (vii) what criteria was used to select the 20% probability of approval and commercial sale of product in the A0001 Program forecasts; (viii) the definition of “Unlevered Free Cash Flows” used in preparation of Penwest’s projections; and (ix) further information underlying the Penwest projections of management provided to BofA Merrill Lynch and changes that management should make to the projections.

With respect to the fairness opinion rendered by BofA Merrill Lynch, the plaintiff in the Steinmetz Action alleges that the defendants failed to fairly and accurately disclose in the Schedule 14D-9: (i) the criteria and assumptions used to select the negative 15% to negative 5% perpetuity growth rates used in the Sum-of-the-Parts Discounted Cash Flow Financial Analysis; (ii) the criteria and key inputs used to select the 10% to 12% discount rate range used in the Sum-of-the-Parts Discounted Cash Flow Financial Analysis; (iii) the projections, as well as the source of the projections, for years 2028-2029 for the Company’s NOLs used in the Sum-of-the-Parts Discounted Cash Flow Financial Analysis; (iv) the criteria used to determine which transactions were “deemed relevant” that were used in the Premiums Paid on Selected Precedent Transactions analysis; (v) the premiums observed for each transaction in the Premiums Paid on Selected Precedent Transactions analysis, as well as the criteria used to select the 30% to 60% range used in the analysis; (vi) the implied premia of the Offer Price to the average of the closing prices for shares of Penwest common stock over various periods ending on August 6, 2010 that were reviewed and considered by BofA Merrill Lynch; and (vii) transaction multiples for the Company based on the ratio of the net transaction value derived from the Offer Price to the Company’s estimated fiscal year 2010 and 2011 EBITDA based on the Company’s forecast and estimate as of August 4, 2010 published by the sole equity research analyst that covers Penwest that were reviewed and considered by BofA Merrill Lynch.

With respect to information about BofA Merrill Lynch’s relationship with Penwest and Parent, the plaintiff alleges that the defendants failed to fairly and accurately disclose in the Schedule 14D-9: (i) the complete list of services provided and currently being provided by BofA Merrill Lynch to Penwest and Parent; and (ii) the amount of compensation that BofA Merrill Lynch has received or will receive for such services.

The plaintiff in this lawsuit seeks, among other things, to enjoin the Proposed Merger, and to direct defendants to account for the damages sustained by the plaintiff as a result of the alleged wrongs. The plaintiff further seeks the costs of the action, including reasonable attorneys’ fees and such other relief as the court deems just and proper. Penwest, its board of directors, Parent and Merger Sub believe that the aforementioned lawsuit is entirely without merit and intend to vigorously defend this action. To that extent, Parent has moved to dismiss or stay the Steinmetz Action in favor of the Jackson Action.

The foregoing description of the Steinmetz Action is qualified in its entirety by reference to Exhibit (e)(23) hereto.

In addition, on August 26, 2010, American Capital Management LLC, a purported holder of shares of Penwest common stock, filed a lawsuit allegedly on behalf of a putative class of holders of the shares of Penwest common stock in the United States District Court for the Southern District of New York, Case Number 10 CIV 6406 (the “American Action”). The American Action names as defendants Penwest, the members of Penwest’s board of directors, Parent and Merger Sub. The American Action alleges that members of Penwest’s board of directors violated Section 14(e) of the Exchange Act and that Penwest, the members of Penwest’s board of directors, Parent and Merger Sub violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder in connection with statements made by defendants relating to the Offer. Specifically, the American Action alleges that the Schedule TO and Schedule 14D-9 contain false and misleading statements about the warrants purportedly owned by Perceptive and Edelman, and that (i) the Schedule TO is false and misleading because it implies that Perceptive and Edelman will tender their shares pursuant to Shareholder Tender Agreements, when they purportedly did not agree to tender the shares underlying the warrants they beneficially own; (ii) the Schedule TO is false and misleading because it omits to state that Perceptive and Edelman beneficially own 925,000 warrants which, by virtue of the purported optional Black Scholes valuation model, are eligible to receive greater consideration that that received by other Penwest shareholders and option holders; (iii) the Schedule 14D-9 is false and misleading because it fails to disclose the interest of Edelman in the 925,000 warrants to purchase Penwest common stock and fails to disclose that he can withhold those warrants from the tender offer and receive consideration based on the Black Scholes valuation model that will substantially exceed the consideration to be received by other Penwest shareholders; and (iv) the Schedule 14D-9 is misleading because it lists in tables all stock options held by directors and officers that may be tendered, but omits the existence of 925,000 warrants and their value to Edelman and Perceptive.

The plaintiff in this lawsuit seeks, among other things, to enjoin the Proposed Merger, and to direct defendants to account for the damages sustained by the plaintiff as a result of the alleged wrongs. The plaintiff further seeks the costs of the action, including reasonable attorneys’ fees and such other relief as the court deems just and proper. Penwest, its board of directors, Parent and Merger Sub believe that the aforementioned lawsuit is entirely without merit and intend to vigorously defend this action.

The foregoing description of the American Action is qualified in its entirety by reference to Exhibit (e)(24) hereto.

In addition, on August 27, 2010, Don Pederson, a purported holder of shares of Penwest common stock, filed a lawsuit allegedly on behalf of a putative class of holders of the shares of Penwest common stock in the United States District Court for the Southern District of New York, Case Number 10 CIV 6429 (the “Pederson Action”). The Pederson Action names as defendants Penwest, the members of Penwest’s board of directors, Parent and Merger Sub. The Pederson Action alleges that Penwest and members of Penwest’s board of directors violated Sections 14(d)(4) and 14(e) of the Exchange Act. The Pederson Action also alleges that Penwest’s directors breached their fiduciary duties to Penwest’s shareholders by, among other things, failing to take steps to maximize the value of Penwest to its public shareholders and failing to fully disclose all material information. The Pederson Action also alleges that Penwest and Parent aided and abetted the purported breaches of fiduciary duties. In particular, the Pederson Action alleges, among other things, that (i) the consideration offered in the Proposed Merger is unfair because the intrinsic value of Penwest common stock is in excess of the implied value of the Proposed Merger consideration; (ii) the defendants failed to maximize shareholder value by failing to conduct an auction, market check, or shop the Company; (iii) the defendants have “locked up” the Proposed Merger by agreeing to deal protection devices including a no-solicitation provision, a matching rights provision, a $5 million termination fee, and Shareholder Tender Agreements; and (iv) the defendants failed to disclose complete and material information in the Schedule 14D-9 regarding the financial information that the Penwest shareholders need to fully consider the merits of the Proposed Merger.

Regarding the financial information and fairness opinion prepared by BofA Merrill Lynch, the plaintiff alleges that the defendants failed to fairly and accurately disclose in the Schedule 14D-9: (i) the Corporate Overhead for years past 2018 for the financial projections and forecasts for Penwest, as well as an explanation or justification as to why different products have different time periods of forecasted projections; (ii) the criteria used by BofA Merrill Lynch for selecting discount ranges ranging from 10% to 12% and perpetuity growth rates ranging from -15% to -5% for Penwest in the Sum-of-the-Parts Discounted Cash Flow Analysis; (iii) a description of whether the Sum-of-the-Parts Discounted Cash Flow Analysis includes consideration of Penwest’s stock-based compensation and how the implied per share values derived account for different time periods for each forecasted product; (iv) the identity of the equity research analyst relied upon in the Discounted Analyst Price Target analysis; and (v) a description of the criteria and premiums that BofA Merrill Lynch observed for each company in its Premiums Paid on Selected Precedent Transactions analysis. Plaintiff also alleges that the Schedule 14D-9 fails to disclose the specific services provided by BofA Merrill Lynch to Penwest and Parent in the past five years, as well as the fees received for such services.

The plaintiff in this lawsuit seeks, among other things, to enjoin the Proposed Merger, and to direct defendants to account for the damages sustained by the plaintiff as a result of the alleged wrongs. The plaintiff further seeks the costs of the action, including reasonable attorneys’ fees and such other relief as the court deems just and proper. Penwest, its board of directors, Parent and Merger Sub believe that the aforementioned lawsuit is entirely without merit and intend to vigorously defend this action.

The foregoing description of the Pederson Action is qualified in its entirety by reference to Exhibit (e)(25) hereto.

While Parent, Merger Sub, Penwest, and members of the Penwest board of directors (collectively, the “Defendants”) believe that each of the aforementioned lawsuits is entirely without merit and that they have valid defenses to all claims, in an effort to minimize the cost and expense of litigating such lawsuits, on September 3, 2010, the Defendants entered into a memorandum of understanding (“MOU”) with the parties to the Pederson Action pursuant to which Defendants and such parties agreed to settle the lawsuits. The MOU resolves the allegations by plaintiffs in the Pederson Action (collectively, the “Plaintiffs”) against the Defendants in relation to the Offer and the Proposed Merger and, if approved by the court, Defendants assert provides a release and settlement by the purported class of Penwest shareholders of all pending claims and other actions against the

Defendants and their affiliates and agents in relation to the Offer and the Merger. In exchange for such release and settlement, pursuant to the terms of the MOU, the parties agreed, after arm’s-length discussions among the parties and their counsel, that Penwest would provide additional supplemental disclosures to its Schedule 14D-9 (such disclosures being set forth in this Amendment No. 1 to the Schedule 14D-9). The Plaintiffs will also have the opportunity to review and comment on the disclosure submitted in connection with the special meeting of shareholders of Penwest to approve the Merger and Plan of Merger. In addition, the Defendants will not oppose Plaintiffs’ counsel’s application to the court for fees and expenses in an amount not to exceed $450,000. The settlement is conditioned on further definitive documentation, court approval, dismissal of the actions with prejudice, satisfactory confirmatory discovery by Plaintiffs’ counsel, and completion of the Offer and Merger. In the event that any of such conditions are not satisfied, the Defendants will continue to vigorously defend these actions.”

ITEM 9.	EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibits:

Exhibit No.	Description

(a)(13)	Amendment No. 1 to Merger Sub’s Tender Offer Statement on Schedule TO, filed by Merger Sub and Parent with respect to Penwest on August 20, 2010 (“Schedule TO/A”).

(e)(21)	Amended Complaint filed by Steve Jackson in the Superior Court of Washington in and for King County on August 31, 2010 (incorporated herein by reference to Exhibit (a)(5)(I) to the Schedule TO/A).

(e)(22)	Complaint filed by Steve Welsch in the Supreme Court of the State of New York, County of Putnam on August 12, 2010 (incorporated herein by reference to Exhibit (a)(5)(D) to the Schedule TO/A).

(e)(23)	Amended Complaint filed by Robert Steinmetz in the Supreme Court of the State of New York, County of Putnam on August 25, 2010 (incorporated herein by reference to Exhibit (a)(5)(F) to the Schedule TO/A).

(e)(24)	Complaint filed by American Capital Management LLC in the United States District Court for the Southern District of New York on August 26, 2010 (incorporated herein by reference to Exhibit (a)(5)(G) to the Schedule TO/A).

(e)(25)	Complaint filed by Don Pederson in the United States District Court for the Southern District of New York on August 27, 2010 (incorporated herein by reference to Exhibit (a)(5)(H) to the Schedule TO/A).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PENWEST PHARMACEUTICALS CO.

By:	/S/ JENNIFER L. GOOD
Name:	Jennifer L. Good
Title:	President and Chief Executive Officer

Date: September 3, 2010